STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 17, 2015

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Edward P. Bartz

Re:	CPG Carlyle Private Equity Fund, LLC (File No. 811-22763)

Dear Mr. Bartz:

On behalf of the CPG Carlyle Private Equity Fund, LLC (the “Fund”), transmitted for filing as EDGAR correspondence are the Fund's responses to questions from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), directed by you and Mr. Kenneth Ellington to the undersigned on March 20, 2015.  The questions relate to the Fund’s Confidential Memorandum dated January 2013 (the “Memorandum”) contained in Amendment No. 2 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (File No. 811-22763).

Set forth below are the Staff's questions and the Fund's responses thereto.  Capitalized terms used but not defined herein have the meanings assigned to them in the Confidential Memorandum.

Question 1.    Under the caption “Types of Investments and Related Risk Factors – General Risks – Commitment Strategy,” the third sentence reads as follows:  “Moreover, if the Master Fund defaults on its commitments or fails to satisfy capital calls in a timely manner then, generally, it will be subject to significant penalties, including the complete forfeiture of the Master Fund's investment in the Investment Fund.”  The Staff inquired why the risk factor is modified with the word “generally.”

Response 1.        The risk factor described by the sentence quoted by the Staff is intended to convey to investors the risk that, if the Fund were to fail to satisfy a capital call from an underlying Investment Fund, the consequences can be very serious.  The disclosure provides as an example perhaps the most severe penalty that could potentially be meted out on the Fund – i.e., complete forfeiture of the Fund’s investment in the underlying Investment Fund.  However, such a draconian result is only one of a number of possible penalties to which the Fund could become subject.  In a typical private equity fund limited partnership agreement, the private equity fund’s manager is given absolute discretion to take any of a number of actions.  In addition to forfeiture of a defaulting investor’s interest in the private equity fund, penalties may include, for example, freezing the investor’s capital account, selling the investor’s fund interest to a third party, prohibiting the investor from participating in future investments, reducing the size of the investors fund  interest or removing the investor’s right to vote on fund matters.  While the actual penalty to be exacted is within the discretion  of the private equity fund’s manager, the degree of the penalty will often turn on any of a number of subjective factors, such as the lateness of payment, the magnitude of the missed payment, the existence of mitigating circumstances, the stage in the private equity fund’s lifespan in which the default occurs (e.g., close to fund inception versus nearer to fund termination), or the manager’s assessment of the enforceability of the penalty.  Accordingly, the Fund believes that the use of the word “generally” is appropriate in this context.

Question 2.    The Staff inquired why the Fund’s calculation of “Acquired Fund Fees and Expenses” appearing in the Fund’s Confidential Memorandum under the caption “Summary of Expenses” did not include performance-based fees or allocations charged by the underlying Investment Funds.  In this regard, the Staff referred to the last sentence of footnote 6 to the expense table.  The Staff directed us to Instructions 10.f and 10.g to Item 3.1 of Form N-2.

Response 2.        The Fund believes that the exclusion of performance-based fees and allocations from its calculation of Acquired Fund Fees and Expenses, and the accompanying disclosure in footnote 6, is correct.  The inclusion of performance-based fees or allocations is proper in cases where the underlying funds are, for example, mutual funds or hedge funds, but in the particular case where the underlying funds are private equity funds, as is the case with the Fund, Instruction 10.d to Item 3.1 of Form N-2 permits the exclusion of such amounts.  In the next-to-last sentence of Instruction 10.d, clause (ii) provides as follows:  “Acquired Fund expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.”  The rationale behind this exception was provided in the final release accompanying the changes to Form N-2 to implement the disclosure of Acquired Fund Fees and Expenses:

Second, we have provided an exception that allows funds to exclude from the expense ratio disclosed in the fee table acquired fund performance fees that are calculated solely on the realization and/or distribution of gains or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind. This type of performance fee is typically paid by a private equity fund upon liquidation of the fund or when a fund has terminated an investment and distributed the proceeds or the appreciated assets to investors.  We agree that in these circumstances, the performance fees associated with a particular period may be unrelated to the costs of investing in a fund of funds.  (Release No. IC-27399, June 20, 2006)

Based on this guidance, the Fund believes that its presentation of Acquired Fund Fees and Expenses is correct.

Question 3.    Is the Fund segregating assets in respect of its unfunded commitments to underlying Investment Funds?

Response 3.            It is the Fund’s position that its unfunded commitments, because there is no certainty of their being called, if ever, do not constitute obligations at all and, by extension, do not need assets to be segregated for them to not be senior securities.  This position is consistent with the treatment of unfunded commitments under Generally Accepted Accounting Principles which is to recognize expenses and liabilities only when they are incurred.

Question 4.    Does the Fund have a policy to invest at least 80% of its assets in private equity funds?

Response 4.       As recited in the Fund’s Confidential Memorandum, the Fund expects to invest at least 80% of its assets in alternative investment funds sponsored by The Carlyle Group L.P. and its affiliates with an emphasis on private equity funds.  Consistent with that investment program, all non-cash assets of the Fund are currently invested only in private equity investments.

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We hope that the Staff finds this letter responsive to the Staff's comments.  Should you have any questions or comments, please feel free to contact the undersigned at 212.806.5790.

Very truly yours,

/s/ Gary L. Granik
Gary L. Granik

cc:  Michael Mascis
       Brad A. Green